UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For January 13, 2003

                             Commission File Number:


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]                     No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   PRECISION DRILLING CORPORATION



                                   Per: /s/ Jan M. Campbell
                                        ---------------------------------------
                                        Jan M. Campbell
                                        Corporate Secretary



Date:  January 14, 2003

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE


Calgary, Alberta, Canada - January 13, 2003


                       PRECISION TO SELL ENERGY INDUSTRIES

Precision Drilling Corporation ("Precision") announced today that it has signed a letter of intent to sell its shares of Energy Industries Inc. ("Energy Industries") to Toromont Industries Ltd. for cash. Energy Industries designs and manufactures modularized natural gas compression packages ranging from 100 to 5,000 horse power. The business includes rental, leasing and other compressor related support activities. The transaction is to be effective January 1, 2003 with an expected closing date on or about February 28, 2003.

Although Energy Industries has been a profitable entity since its acquisition by Precision in 1996, the compression packaging business is not a core business to Precision's energy services globalization strategy. Energy Industries' revenues for 2002 were approximately $85,000,000.

Certain statements contained in this news release, including statements which may contain words such as "expect, "believe" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors which are described in further detail in Precision's filings with the Securities and Exchange Commission.

Precision Drilling Corporation is listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA, T2P 3Y7; TELEPHONE: (403) 716-4500; FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.